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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2 (b)
                               (Amendment No. 1)*

                                 Eloquent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   029014-01-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 pages

CUSIP No. 029014-01-0                                          Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Foundation Capital, L.P.            94-3233429
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        1,537,522 shares
                        --------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,537,522 shares
    WITH                --------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,537,522 shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.89%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 029014-01-0                                          Page 3 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Foundation Capital Entrepreneurs Fund, L.L.C.                 94-3241514
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        141,574 shares
                        --------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               141,574 shares
    WITH                --------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      141,574 shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.73%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 029014-01-0                                          Page 4 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Foundation Capital Management, L.L.C.                94-3233430
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        1,679,096 shares
                        --------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,679,096 shares
    WITH                --------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,679,096 shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.61%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1

(a)   Name of Issuer: Eloquent, Inc.

(b)   Address of Issuer's Principal Executive Offices:

      2000 Alameda de las Pulgas
      San Mateo, CA  94403

Item 2

(a)   Name of Person(s) Filing:

      Foundation Capital, L.P. ("FC")
      Foundation Capital Entrepreneurs Fund, L.L.C. ("FCE")
      Foundation Capital Management, L.L.C. ("FCM")

(b)   Address of Principal Business Office:

      c/o Foundation Capital
      70 Willow Road, Suite 200
      Menlo Park, CA  94025

(c)   Citizenship:

      Entities:  FC   -  Delaware
                 FCE  -  Delaware
                 FCM  -  Delaware

(d)   Title of Class of Securities: Common Stock

(e)   CUSIP Number: 029014-01-0

Item 3  Not applicable.


                               Page 5 of 8 pages

Item 4  Ownership.

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2002:

       ==================================================================
       Ownership/Power                  FC          FCE          FCM
       ------------------------------------------------------------------
       Beneficial Ownership         1,537,522    141,574     1,679,096
       ------------------------------------------------------------------
       Percentage of Class            7.89         0.73         8.61
       ------------------------------------------------------------------
       Sole Voting Power            1,537,522    141,574     1,679,096
       ------------------------------------------------------------------
       Shared Voting Power              0           0            0
       ------------------------------------------------------------------
       Sole Dispositive Power       1,537,522    141,574     1,679,096
       ------------------------------------------------------------------
       Shared Dispositive Power         0           0            0
       ==================================================================

Item 5 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of FC and the limited liability company agreements of FCE and FCM, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8 Identification and Classification of Members of the Group.

      Not applicable.

Item 9 Notice of Dissolution of Group.

      Not applicable.


                               Page 6 of 8 pages

Item 10 Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003

FOUNDATION CAPITAL MANAGEMENT, L.L.C.

By:  /s/ William B. Elmore
    ------------------------------------------------
     Member


FOUNDATION CAPITAL, L.P.

By: Foundation Capital Management, L.L.C.
    its General Partner

By: /s/ William B. Elmore
   -------------------------------------------------
    Member


FOUNDATION CAPITAL ENTREPRENEURS FUND, L.L.C.

By: Foundation Capital Management, L.L.C.
    its Manager

By: /s/ William B. Elmore
   ------------------------------------------------
    Member

Exhibit(s):

A:    Joint Filing Statement


                               Page 7 of 8 pages

                                    EXHIBIT A

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Eloquent, Inc. is filed on behalf of each of us.

Dated:  February 13, 2003

FOUNDATION CAPITAL MANAGEMENT, L.L.C.

By: /s/ William B. Elmore
   --------------------------------------------------
    Member


FOUNDATION CAPITAL, L.P.

By: Foundation Capital Management, L.L.C.
    its General Partner

By: /s/ William B. Elmore
   --------------------------------------------------
    Member


FOUNDATION CAPITAL ENTREPRENEURS FUND, L.L.C.

By: Foundation Capital Management, L.L.C.
    its Manager

By: /s/ William B. Elmore
   --------------------------------------------------
    Member


                               Page 8 of 8 pages